FEE WAIVER AGREEMENT

THIS A FEE WAIVER AGREEMENT (the “Waiver Agreement”) is made as of this 15th day of September, 2023 by and between EA Series Trust, a Delaware statutory trust (the “Trust”), on behalf of its series, the CCM Global Equity ETF (the “Fund”) and Empowered Funds, LLC dba EA Advisers, a Pennsylvania limited liability company (the “Adviser”). The Trust and the Adviser are referred to herein as the “Parties.”

BACKGROUND:

A.
The Trust has been organized and operates as an investment company registered under the Investment
Company Act of 1940, as amended (the “1940 Act”) and engages in the business of investing and reinvesting its assets in securities and other investments.

B.	The Adviser is a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and engages in the business of providing investment advisory services.

C.
The Trust has selected the Adviser to serve as the investment adviser for the Fund pursuant to an investment advisory agreement between the Trust and the Adviser entered into as of September 15, 2023 (the “Advisory Agreement”).

D.	The Parties desire to enter into a fee waiver agreement.

E.	This Background section is hereby incorporated by reference into and made a part of this Waiver Agreement.

TERMS:

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the sufficiency of which is hereby acknowledged, and each of the Parties hereto intending to be legally bound, it is agreed as follows:

1.Fee Waiver. The Parties hereby agree that the Adviser shall, for the term of this Waiver Agreement, waive its management fees under the Advisory Agreement to the extent necessary to offset acquired fund fees and expenses (as defined in Item 3 Instruction 3(f)(i) of Form N-1A) of the Fund.

The level of the fee waiver described above may only be modified by a majority vote of the “non- interested” trustees of the Trust (as defined in the 1940 Act).

2.Recoupment. There shall be no recoupment of any waived fees or expenses by the Adviser.

3.Term and Termination. This Waiver Agreement shall, with respect to the Fund, commence on the Fund’s launch date and remain in effect for at least two years (the “Effective Period”) and shall remain in effect for subsequent one year periods unless terminated in accordance with its terms. This Waiver Agreement shall automatically terminate with respect to the Fund upon termination of the Advisory Agreement with respect to the Fund. The Board of Trustees of the Trust, in its sole discretion, may terminate this Waiver Agreement after the Effective Period only by a majority vote of the “non-interested” trustees of the Trust as defined in the 1940 Act.

4.Entire Agreement; Modification; Amendment. This Waiver Agreement constitutes the complete understanding and agreement of the Parties with respect to the subject matter hereof and supersedes all prior communications with respect thereto. Each provision herein shall be treated as separate and independent from any other provision or agreement herein and shall be enforceable notwithstanding the enforceability of any such other provision or agreement. No modification or amendment of this Waiver Agreement shall be binding unless in writing and executed by the Parties.

IN WITNESS WHEREOF, the Parties have caused this Waiver Agreement to be executed as of the date first written above.

EA SERIES TRUST
(On behalf of the CCM Global Equity ETF)

By: /s/ Patrick Cleary
Name: Patrick Cleary
Title: Principal Executive Officer

EMPOWERED FUNDS, LLC dba EA Advisers

By: /s/ Sean Hegarty
Name: Sean Hegarty
Title: Chief Operating Officer